IAMGOLD
CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD PROVIDES CÔTÉ GOLD THIRD QUARTER PROGRESS REPORT AND ANNOUNCES UPDATED TECHNICAL REPORT RECONFIRMING ROBUST, TIER 1, LONG-LIFE PROJECT

All amounts are in US dollars at a USDCAD exchange rate of 1.30, unless otherwise indicated

THIRD QUARTER PROJECT UPDATE HIGHLIGHTS:

- **Project completion at 36% and remains on track for H2 2023 commercial production**
- **Detailed engineering 85% complete**
- **Fish relocation program for 2021 completed**
- **Permanent camp installation 95% complete**
- **Processing plant building steel pre-assembly started and installation initiated in mid-October**
- **Majority of mine heavy mobile equipment orders placed**

UPDATED TECHNICAL REPORT HIGHLIGHTS (100% PROJECT BASIS):

- **After-tax NPV5% of $1,597 million, 19% IRR and payback period of 3.7 years at US$1,600/oz gold price (from July 1, 2021)**
- **Annual average production of 489,000 ounces (316,600 ounces attributable) for years 1 to 5 following commercial production and 367,000 ounces (237,600 ounces attributable) life-of-mine**
- **Mine life of 18 years**
- **Life-of-mine average all-in-sustaining costs of $802/oz**
- **Tier 1 asset in Canada, one of the world's leading mining jurisdictions**
- **District scale potential with demonstrated exploration upside**

Toronto, Ontario, October 18, 2021 – IAMGOLD Corporation ("IAMGOLD" or the "Company") announces an update on third quarter 2021 activities at the Côté Gold construction project ("Côté Gold" or the "Project") in Northern Ontario, a 70:30 joint venture between IAMGOLD, as the operator, and Sumitomo Metal Mining Co., Ltd. ("SMM"). In addition, the Company is reporting results to be incorporated in a new technical report titled "Technical Report on the Côté Gold Project, Ontario, Canada" (the "2021 Technical Report") prepared by SLR Consulting (Canada) Ltd. ("SLR") in accordance with National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101"), which reconfirms Côté Gold as a robust, long life project.

Gordon Stothart, President and CEO of the Company, stated: "The current reported results, to be incorporated in the 2021 Technical Report, confirm Côté Gold as a long-life, low-cost, tier 1 asset that, over the first full five years of production, is expected to deliver an average of 316,600 ounces of gold to IAMGOLD annually. The development of Côté Gold and its addition to our portfolio as our flagship mine is key to helping transform the Company into a lower cost producer with a diverse asset base in established mining jurisdictions."

"Commissioning and commercial production is now less than two years away as we realized continued momentum in our construction activities during the third quarter. The Gosselin initial mineral resources estimate of 3.35 million ounces of gold in indicated resources and an additional 1.71 million ounces of gold in inferred resources announced today further demonstrates the district scale potential of Côté Gold and the opportunity to further enhance the Project's value through continued exploration. Our goal is to establish Côté Gold as a model for Canadian mining and we couldn't achieve this without the support of our local communities, First Nations stakeholders, SMM, our Project partner, our employees and all those working on the Project."

Third Quarter Project Update

Project Activities

As of September 30, 2021, detailed engineering reached approximately 85% and overall the Project was approximately 36% complete. The following provides an update on Project activities for the third quarter of 2021:

- *Health and safety* continue to be a key focus. The Project surpassed 2.9 million hours and 1,100 days with no lost time injuries since October 2018. Our monitoring programs identified a small number of COVID-19 cases in the quarter resulting in certain additional constraints on site circulation and the continued enhancement of our protocols. To date, the Company has not experienced a material impact on the construction schedule due to COVID-19 at site.

- *Earthworks activities* continue with several work fronts providing material to progress haul roads construction, water realignment channels work and construction of dams. Clam Lake Dam #1 is complete and work on Clam Lake Dam #2, New Lake South Dam and New Lake North Dam is ongoing. The 2021 fish relocation program, including from Côté Lake and Mollie River, within the footprint of the open pit and critical for mine sequencing, is complete. Preparations for winter have started. Tailings management facility water management infrastructure including coffer dams and pumping stations are currently being installed. Starter dams foundation excavation is planned to start in the fourth quarter of 2021.

- *Mining* activities on site are proceeding well, with pre-stripping work (open pit drilling, blasting and crushing activities) in the pit continuing throughout the quarter. Mining activities have already reached elevation 382, originally targeted to be achieved by year end. The first ore blast was taken in October 2021. Heavy mobile equipment orders for owner mining were placed with Toromont (CAT equipment) and Epiroc. Negotiations on autonomous technology agreements with CAT, Toromont and Epiroc are well advanced.

- *Processing plant* civil works progressed with the continued placement of pre-cast and cast-in-place concrete. Most of the structural steel for the processing plant building is on site. Pre-assembly has started and first steel installation for the plant building shell commenced in mid-October. The freshwater line and overhead 13.8kV powerline are operational. Hydro One electrical upgrade work continued with certain infrastructure now switched to grid power. The primary crusher feeder frames, chutes and associated supports are now en route to site.

- *Other* Project-related activities continue. Permanent camp commissioning is at 95% and over 800 workers were being accommodated at site at the end of September. The wastewater treatment plant is now fully operational. Equipment delivery is ongoing and inventory on site is slowly increasing. We continue to closely monitor global logistics risks and, at this time, are not expecting material impacts on the Project schedule, although challenges in the global supply chain continue to persist.

- *Permitting and sustainability* work is ongoing with the Company being well advanced on securing the Environmental Compliance Authorization for operations, the key remaining permit. Follow ups have been ongoing on the implementation of the IBAs signed with Mattagami, Flying Post and Metis communities. Health, safety and environmental programs and their respective emergency response plans are in development.

- *Operational readiness* advanced in multiple areas with a continued focus on organizational design and hiring strategy, technology selection, standardization of mine, mill and site maintenance processes and systems, identification of spare parts requirements for critical equipment and procurement strategies for key consumables, and training plans for autonomous haul trucks. Contractors have been selected for the onsite assay lab, explosives supply and blasting services as well as for the mobile fleet tire supply and tire maintenance services.

Project Expenditures

The Company has expended $71.6 million (at an average recorded USDCAD exchange rate of 1.25) in the third quarter of 2021 and $264.6 million (at an average recorded USDCAD exchange rate of 1.26) since July 1, 2020, including capital expenditures summarized in the table below and non-capital project costs.

	Q3 2021	Q2 2021	YTD 2021	Since July 1, 2020
Capital expenditures[1] ($ millions)	$ 67.3	$ 84.7	$ 200.4	$ 252.8

1. Capital expenditures prior to July 1, 2020 are not included in the Company's portion of reported total project costs. The Company expended $4.3 million and $11.3 million in non-capital costs in the third quarter and first nine months of 2021, respectively. Capital expenditures include certain offsets including realized derivative gains of $4.3 million in the third quarter and $11.4 million in the first nine months of 2021.

The Company's share of estimated remaining total costs to completion from October 1, 2021 onwards is $860 to $910 million and is estimated to be expended based on the following updated schedule: fourth quarter of 2021 – approximately $150 million; 2022 – approximately $590 to $620 million; and 2023 – approximately $120 to $140 million. These amounts are estimated at a USDCAD exchange rate of 1.30 and take into consideration working capital adjustments. Accordingly, actual reported results may vary.

Schedule and Upcoming Milestones

Construction of the Project commenced in the third quarter of 2020 and major earthworks commenced in the first quarter of 2021. The Project remains on track for commercial production in the second half of 2023 with the following remaining key milestones:

- Process building enclosed: Q1 2022
- Start of owner mining: Q3 2022
- Tailings Management Facility Phase 1: Q4 2022
- Permanent power available: Q4 2022
- Commissioning completed: Q3 2023
- Commercial production: H2 2023

No material delays due to COVID-19 pandemic have been experienced to date, and the schedule going forward does not account for any potential delays or disruptions caused directly or indirectly by the COVID-19 pandemic, including potential impacts on timing of activities, productivity or workforce numbers, supply chain and logistics.

Upcoming key activities include the continuation of earthworks, first ore excavation, concrete works, progressing with installation of the processing plant building, initiation of mine facilities construction, completion of the remaining works for the camp, including the installation of potable water treatment and demobilization of temporary camp infrastructure, and switching the camp to grid power.

2021 Technical Report

In connection with the announcement on October 18, 2021 of an initial mineral resource estimate for the Gosselin deposit, located immediately to the northeast of the Côté Gold deposit (the "Gosselin News Release"), the Company intends to file the 2021 Technical Report, including a description of the Gosselin deposit mineral resources estimate, within 45 days of the date of this news release. When filed with applicable securities regulatory authorities, the 2021 Technical Report will replace the 2018 Technical Report as the current NI 43-101 technical report on the Project.

Information relating to property description and location, land tenure, existing infrastructure, history, geology and mineralization, mining method, mineral processing, infrastructure, market studies, environmental, permitting and social considerations remains materially similar to information provided in respect of these elements in the technical report titled "Côté Gold Project, Ontario, NI 43-101 Technical Report on Feasibility Study" effective November 1, 2018 (the "2018 Technical Report") adjusted as applicable to reflect the current status of the Project. In addition, current information in respect of exploration status, mineral resources, mineral reserves, mine plan, capital and operating costs estimates and economic analysis is to be presented in the 2021 Technical Report.

Optimization of the mine plan since the 2018 Technical Report includes the re-design of mine phases to target higher grade ore in years 1 to 3, a reduction to two stockpile grade bins (versus three previously) simplifying ore stockpile management with no material impact on project economics and utilizing the autonomous haulage system to directly deliver a large portion of bulk rock to the tailings management facility without rehandling to optimize sustaining capital over the life-of-mine.

The Project operating metrics remain similar as previously announced in the Company's July 21, 2020 press release. Cash costs and all-in-sustaining costs per ounce of gold sold are estimated to increase primarily due to the impact of recent inflation including on operating consumables. The table below summarizes estimated Project metrics on a 100% basis (exclusive of Project expenditures up to July 1, 2021, where applicable):

Metric (on a 100% basis)	Units	July 2020 Update [1]	2021 Technical Report [2]
Gold price assumption	$/ounce	$1,350	$1,600
USDCAD assumption	$USD $CAD	1.30	1.30
Mining: open pit	mine capacity – Mtpa	70	70
Process: crush, grind, gravity, leach, CIP	mill capacity – Mtpa	13.1	13.1
Mill daily throughput	tonnes per day	36,000	36,000
Years 1 to 5 average gold production [2]	ounces	493,000	489,000
LOM average annual gold production	ounces	367,000	367,000
LOM recovered gold	million ounces	6.61	6.60
LOM average recovery rate	%	91.8	91.8
Mine life	years	18	18
Average grade	g/t gold	0.96	0.96
Average LOM strip ratio	waste:ore	2.7:1	2.7:1
Total costs (w/out leases)	$ million	$1,419	$1,791
Total costs (w/ leases)	$ million	$1,304	$1,666
Remaining costs from Jul 1/21 (w/out leases)	$ million	n/a	$1,505
Remaining costs from Jul 1/21 (w/ leases)	$ million	n/a	$1,380
LOM average cash costs	$/ounce sold	$600	$659
LOM average AISC [3]	$/ounce sold	$771	$802
Sustaining capital [4]	$ million	$1,071	$866
Expansion capital [4]	$ million	–	$223
NPV5% after tax	$ million	$1,121	$1,597
IRR after tax	%	15.3	19.0
Payback period	years	3.7	3.7

Notes:
1. The metrics are based on the Extended Case cited in the 2018 Technical Report, which is subject to receipt of certain additional permitting to raise the height of the rock area and tailings management facility. The Extended Case mine plan, supported by exploitation of the total Mineral Reserves estimate, includes 233 million tonnes compared to the Base Case of 203 million tonnes over the life-of-mine and adds two additional years to the Base Case mine life without expanding the footprint of the Project. Please see "Cautionary Statement Regarding Forward-Looking Information" below.
2. The metrics provided under the "2021 Technical Report" column are based on the Extended Case cited in the 2018 Technical Report, updated as discussed above. Years 1 to 5 average annual production commence on commercial production.
3. The 2021 Technical Report reflects higher cash costs and all-in sustaining costs ("AISC"), primarily due to an overall increase in estimated operating costs due to inflation, increased workforce costs, maintenance equipment costs and royalties (included in AISC) which vary with the gold price.
4. Sustaining and expansion capital variances between the 2018 Technical Report and the 2021 Technical Report primarily represent the reclassification of capitalized waste stripping from sustaining capital to expansion capital in accordance with World Gold Council guidelines and equipment leases relating to initial mining fleet.

The Company's 70% share of updated remaining Project costs from July 1, 2021, net of leases, remain unchanged as reported on July 22, 2021 at between $930 and $980 million.

Mineral Resources

The mineral resources estimates for the Côté Gold project include the Côté Gold deposit, which remains the same as previously reported by the Company and the Gosselin Deposit mineral resources estimate as reported on October 18, 2021 and are summarized as follows:

MINERAL RESOURCES ESTIMATE (100% Basis) – CÔTÉ DISTRICT (Côté Gold Deposit At December 31, 2020; Gosselin Deposit At October 4, 2021)				
Classification	Tonnes (millions)	Grade (g/t Au)	Contained Ounces (000)	IMG Attributable Contained Ounces (000)
Côté Gold Deposit				
Measured	152.1	0.97	4.72	3.06
Indicated	213.4	0.80	5.48	3.55
Measured & Indicated	*365.5*	*0.87*	*10.20*	*6.61*
Inferred	189.6	0.63	3.82	2.47
Gosselin Deposit				
Measured	–	–	–	–
Indicated	124.5	0.84	3.35	2.17
Measured & Indicated	*124.5*	*0.84*	*3.35*	*2.17*
Inferred	72.9	0.73	1.71	1.11
Côté District – Total				
Measured & Indicated	*490.0*	*0.86*	*13.55*	*8.78*
Inferred	262.5	0.66	5.53	3.58

Notes:
1. 2014 CIM Definition Standards were followed for the definition of Mineral Resources.
2. Mineral Resources are inclusive of Mineral Reserves.
3. Mineral Resources are estimated at a cut-off grade of 0.3 g/t Au.
4. Mineral Resources are reported within optimized constraining pit shells at a design gold price of $1,500/oz Au and a USDCAD exchange rate of 1:1.30 for the Côté Gold deposit and 1:1.20 for the Gosselin deposit.
5. Mineral Resources are constrained by a Whittle optimized pit shell using economic parameters consistent with those used for mineral resources estimate in the Côté Gold Project, Ontario, NI 43-101 Technical Report on Feasibility Study" effective November 1, 2018 prepared in accordance with NI 43-101.
6. Bulk density values range from 2.69 t/m^3 to 2.85 t/m^3.
7. Attributable calculated as 64.75% IAMGOLD, 27.75% Sumitomo, and 7.5% other interest.
8. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
9. All figures have been rounded to reflect the relative accuracy of the estimates.

Mineral Reserves

The mineral reserves estimate for the Côté Gold deposit used as the basis for the 2021 Technical Report is summarized below:

MINERAL RESERVES ESTIMATE – CÔTÉ GOLD PROJECT At October 1, 2021				
Classification	**Tonnes (millions)**	**Grade (g/t Au)**	**Contained Ounces (000)**	**IMG Attributable Contained Ounces (000)**
Proven	130.5	1.02	4.26	2.76
Probable	102.5	0.89	2.93	1.90
Proven & Probable	233.0	0.96	7.19	4.66

Notes:
1. 2014 CIM Definition Standards were followed for the definition of Mineral Reserves.
2. Mineral Reserves were estimated assuming open pit mining methods.
3. Mineral Reserves were estimated using the following assumptions: gold price of $1,200/oz; fixed process gold recovery of 91.8%; treatment and refining costs, including transport and selling costs of $1.75/oz Au; variable royalty percentages by zone: 0.0-1.5%; overall pit slope angles varying by sector with a range of 45.8° to 56.4°. Mineral Reserves are constrained by the 233 million tonne tailings management facility capacity.
4. Mineral Reserves are estimated at a cut-off grade of 0.35 g/t Au.
5. Attributable calculated as 64.75% IAMGOLD, 27.75% Sumitomo, and 7.5% other interest.
6. Numbers presented in this table may not add up to the totals provided due to rounding.

District Potential – Gosselin Initial Resource Estimate

The Company has reported an initial mineral resource estimate for the Gosselin deposit (on a 100% basis using a US$1,500 per ounce gold price) of 124.5 million tonnes of indicated resources averaging 0.84 grams of gold per tonne for 3.35 million ounces of gold and 72.9 million tonnes of inferred resources averaging 0.73 grams of gold per tonne for 1.71 million ounces of gold. This represents a 33% increase in total contained gold in measured and indicated resource categories and a 45% increase in total contained gold in the inferred resources category for the Côté Project. The Gosselin deposit has only been drilled to approximately half of the depth of the Côté Gold deposit and remains open at depth and along strike. This demonstrates the long-term district scale potential and the exploration upside of the Project. Please refer to the news release dated October 18, 2021 for further details.

Côté Gold Site Tour

IAMGOLD will be hosting an analyst and investor site visit to the Côté Gold construction project on October 19, 2021. The site visit presentation materials will be available on IAMGOLD's website at www.iamgold.com. To access a virtual 360-degree tour of the site, please visit: https://vrify.com/decks/10587.

Pictures from Côté Gold – October 2021

Plant Site Foundations – Overview



Primary Crusher Foundations



Earthworks – Loading and Hauling


968

Concrete Batch Plant



Building Structure Laydown



Clam Lake Dam



Concrete Form Work



Plant – First Steel Installation



Temporary Pond and Support Buildings Pads



Camp Site



Qualified Persons

The 2021 Technical Report is being prepared by representatives of SLR, Wood and IAMGOLD, each of whom is a "qualified person", as defined in NI 43-101 (a "QP"). SLR and Wood QPs are independent of IAMGOLD and have reviewed and approved the information contained in this news release that is derived from their respective sections of disclosure to be contained in the 2021 Technical Report. The affiliation and areas of responsibility for each QP involved in preparing the 2021 Technical Report are provided below.

SLR QPs
- J. Cox, P.Eng., Mineral Reserves, mining, capital & operating costs, economic analysis
- T. Ciuculescu, P.Geo., Mineral Resources

Wood QPs
- G. Gosson, PhD., P.Geo., Capital costs

IAMGOLD QPs
- A. Smith, M.Sc., P.Geo., Exploration, geological setting, and deposit
- M-F. Bugnon, M.Sc., P.Geo., Property description, location, accessibility, climate, infrastructure, physiography and history

Quality Control Notes

The QPs who have reviewed and approved the information in this news release are L-B Denoncourt, P. Eng. Project Manager, Côté Gold for IAMGOLD in respect of the Côté Project activities and Craig MacDougall, P.Geo., Executive Vice President, Growth for IAMGOLD in respect of exploration activities.

Sample Preparation and Data Verification

IAMGOLD technicians and geologists on site follow a sample preparation protocol to ensure quality control before sending samples to the assay laboratory. Drill core are typically sampled at one-metre intervals and consist of one-half of sawn drill core to be sent to the assay laboratory and the other half retained as a core reference. Core is sawed by technicians following the orientation line drawn by the geologist. The entire length of a drill hole is sampled, except, diabase dykes that occur within the sequence are not sampled, aside for two one-metre shoulder samples at the upper and lower contacts. Sample intervals are logged and tagged with a duplicate tag bearing a unique sample number by IAMGOLD geologists. Sample details, including the borehole number and sample interval are recorded in a sample book. One sample tag is placed in a plastic sample bag with the sawn core sample and the second is stapled in the core box beneath the remaining representative half core sample. The remaining half of the core is stored in racks at the core farm facilities located on site.

For quality assurance/quality control purposes, IAMGOLD systematically inserts control samples at regular intervals within sample batches. The control samples consist of a certified reference material or a blank sample and are routinely monitored.

Sample shipments are dispatched to the primary analytical laboratory, which has varied over the project history and includes: Accurassay Laboratories Ltd., AGAT Laboratories Ltd. ("AGAT") and Activation Laboratories Ltd. ("ActLabs"). All are accredited to the ISO 17025 by the Standards Council of Canada. Samples were analyzed using a standard fire assay ("FA") with a 50 gram charge with an Atomic Absorption ("AA") finish. Samples that assayed above a preset limit using FA-AA were re-analyzed with the FA-Gravimetric method. Samples containing visible gold or which have returned values greater than 10.0 g/t are re-analyzed by pulp metallic analysis.

The Primary laboratory also sets aside the pulp from one out of every 10 samples which is then sent to a second laboratory for analysis as a check assay. From 2012 to 2018, check assays were variably completed at ActLabs, AGAT and ALS Limited. Samples were analyzed using standard the FA with AA finish method. Samples that assayed above a pre-set limit using fire assay with AA finish were re-analyzed with the FA-Gravimetric method.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements, within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words "may", "on track", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "strategy", or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements contained in this news release include, without limitation, statements with respect to: the estimation of mineral reserves and mineral resources; the realization of mineral reserve and mineral resource estimates; the intention of the Company to file the 2021 Technical Report; the estimated production schedule for Côté Gold; the Company's guidance for production; total cash costs; all-in sustaining costs; the timing and amount of estimated future production; estimated costs of production; depreciation expense; effective tax rate; expected capital expenditures; operations outlook; the progress of development at Côté Gold and whether the Project is on track for commercial production in H2-2023; the future price of gold and other commodities; construction of the permanent camp at the Project; development and expansion projects; exploration; permitting timelines; exchange rates and currency fluctuations; requirements for additional capital; the Company's capital allocation; government regulation of mining operations; and environmental risks.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Such risks, uncertainties, contingencies and other factors include, but are not limited to: the Company's business strategies; legal, litigation, legislative, political or economic developments in the jurisdictions in which the Company carries on business; the ongoing impact of COVID-19 and its variants on the Company and its workforce, the availability of labour and contractors, key inputs for the Company and global supply chains; government actions taken in response to COVID-19, including new variants of COVID-19, and any worsening thereof; the volatility of the Company's securities; title disputes; input in the management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with the Company's operations; unexpected geological conditions; potential shareholder dilution; potential activist engagements; increasing competition and consolidation in the mining sector; the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold or other commodities (such as diesel and electricity); changes in tax laws, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for exploration, development or operations at the Company's operations; the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a gold sale prepayment arrangement; the availability of necessary capital and impacts on the Company's liquidity levels; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities and other debt instruments; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the ability to execute on the Company's de-risking activities and measures to improve operations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure of contractors to perform as expected; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; geotechnical difficulties and major equipment failure; security risks, including civil unrest, war or terrorism; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, such as extreme and unpredictable weather or seismic events; lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour; the availability of qualified contractors and the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; and the inherent risks involved in the mining industry generally. Please see the Company's AIF or Form 40-F available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

NON-GAAP PERFORMANCE MEASURES

This news release contains non-GAAP financial performance measures, including cash costs per ounce sold ("COC") and AISC per ounce sold. Cash costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. AISC include cost of sales, excluding depreciation expense, and includes sustaining capital expenditures which are required to maintain existing operations, sustaining exploration and evaluation expenses, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits, and corporate general and administrative costs. These costs are then divided by the Company's attributable ounces of gold sold by mine sites in commercial production to arrive at COC and AISC per ounce sold. The Company believes that the use of COC and AISC per ounce sold metrics will assist analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. COC and AISC per ounce sold are intended to provide additional information only and do not have any standardized meaning prescribed by IFRS, and are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Although the World Gold Council defined an all-in sustaining costs measure in 2013, it is not a regulatory organization, and other companies may calculate this measure differently. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING DISCLOSURE OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The mineral resource and reserve estimates contained in this news release have been prepared in accordance with NI 43-101. These standards are similar to those used by the United States Securities and Exchange Commission (the "SEC") Industry Guide No. 7, as interpreted by the SEC staff. However, the definitions in NI 43-101 differ in certain respects from those under Industry Guide 7. Accordingly, mineral resource and reserve information contained in this news release may not be comparable to similar information disclosed by United States companies. Under the SEC's Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

As a result of the adoption of amendments to the SEC's disclosure rules (the "SEC Modernization Rules"), which more closely align its disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and which became effective on February 25, 2019, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended definitions of "proven mineral reserves" and "probable mineral reserves" in its amended rules, with definitions that are substantially similar to those used in NI 43-101. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms.

United States investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under the SEC Modernization Rules, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances.

Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral reserve and mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.

About IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in three regions globally: North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines and construction, development and exploration projects. The Company's operating mines include Essakane in Burkina Faso, Rosebel (including Saramacca) in Suriname and Westwood in Canada. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD (www.iamgold.com) is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index[1].

1 Jantzi Social Index ("JSI"). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

For further information please contact:

Philip Rabenok, Manager, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 / Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 / Email: info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.